Free writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 March 16, 2011

iShares

iShares

PO Box 869032

Plano, TX 75086-9032

XXXXX-XXXXX-X

Free writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167808

March 16, 2011

PRESORTED

FIRST-CLASS MAIL

U.S. POSTAGE

PAID

SAN FRANCISCO, CA

PERMIT NO. 11882

John Q. Sample

Company

Address 1

Address 2

Anytown, CA 12345-6789

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Got two minutes? Let’s talk gold.

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The iShares of gold.

iAU

iShares

Is there a better way to invest in gold ETFs?

More and more investors have turned their attention to gold in the past year. Many have discovered the advantages of ETFs for accessing physical gold. But not all gold ETFs are the same. IAU, the only gold ETF from iShares, has a set of criteria any investors should take into account when considering gold ETFs.

Key factors to consider:

IAU is the first gold ETF with 100% allocation daily.

Exchange traded liquidity and trading flexibility

A low total cost with a sponsor’s fee of just 0.25%

We’d like to help you learn more about IAU and your gold investment options. In addition to the tools and resources at iShares.com/accessgold, you’ll find some enclosed materials designed to help you identify and choose the right gold ETF for your clients’ portfolios.

Get your 2-minute Guide to Investing in Gold.

We’d also like to send you The Savvy Investor’s 2-Minute Guide to Investing in Gold, featuring insights and opportunities in the gold market and gold ETFs. It’s a great resource to share with your clients. Please return the enclosed postage-paid form to receive your copy.

Or call us at 1-800-iShares (1-800-474-2737).

BlackRock

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www. iShares.com or EDGAR on the SEC website at www.sec.gov. Alternately, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the price of gold and a corresponding decline in the price of the shares. Among them; (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust would be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurances Corporation or any other governmental agency.

BlackRock Assest Management International Inc. (“BAMII”) is the sponbsor of the Trust, BlackRock Fund Distribution Company(“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

©2011 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, sesrvicemarks or registered trademarks are the property of their respective owners. iS-4154-0311

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The Savvy Investors 2-Minute Guide to Investing in Gold request form

Insights into investing in Gold

IAU Fact Sheet

IAU FAQs

Get the 2-Minute Guide to Investing in Gold.

Get your copy of The Savvy Investor’s 2-Minute Guide to Investing in Gold, a great resource to share with clients that looks at the trends and opportunities for investing in gold and gold ETFs.

Please verify the information in this form and we’ll send you this insightful guide.

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